1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2015
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date May 15, 2015	By /s/ Xu Bo Name: Xu Bo Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever f

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600) CLARIFICATION ANNOUNCEMENT

The board of directors (the "Board") of Aluminum Corporation of China Limited* (the "Company", together with its subsidiaries, the "Group") noted the "MLR's 2015 Notice on Indicators for Controlling the Aggregate Mining Volume of Rare Earth Ore and Tungsten Ore" (the "MLR's Notice"), which was recently published on the website of the Ministry of Land and Resources. The Company hereby illustrates the following facts in light of the MLR's Notice:

I.	SUMMARY OF THE MLR'S NOTICE

"The consolidation and reorganization proposal of six rare earth resource enterprises, namely China Minmetals Corporation, Aluminum Corporation of China, Baotou Iron and Steel Group Co., Ltd., Xiamen Tungsten Corp., Ganzhou Rare Earth Group Co., Ltd. and Guangdong Rare Earth Industry Group Co., Ltd., has been approved and filed with competent authorities. In order to facilitate the adjustment and optimization of the structure of the rare earth industry and according to the strategies and requirements of the State Council to speed up the implementation of the rare earth enterprises group, the indicators for enterprises that are listed into the rare earth enterprises group and have completed consolidation and reorganization will be separately set under the aggregate indicators of the province (region) and will be designated to rare earth mining enterprises by the competent authorities of land and resources at the provincial level based on the separately-set indicators, while the indicators for enterprises that are not listed into the group or have not completed consolidation and reorganization will be continuingly assigned by the competent authorities of land and resources at the provincial (regional) level."

The Chinese version of the full text on the MLR's Notice:
http://www.mlr.gov.cn/zwgk/zytz/201505/t20150514_1350621.htm

II.	CLARIFICATION

(I)	Aluminum Corporation of China mentioned in the MLR's Notice refers to the controlling shareholder of the Company.

(II)

The Company had published a clarification announcement previously on 8 August 2014 to clarify that our "operation scope does not involve rare earth business". As at the date of this announcement, there are no changes on this regard. The operation scope of the Company does not involve rare earth business.

(III)

For information disclosed by the Company, announcements shall prevail. Securities Times is the media designated by the Company for information disclosure. Public investors are advised to invest rationally and be aware of risks.

By order of the Board
Aluminum Corporation of China Limited*
Xu Bo
Company Secretary

Beijing, the PRC
15 May 2015

As at the date of this announcement, the members of the board of directors comprise Mr. Ge Honglin, Mr. Luo Jianchuan, Mr. Liu Xiangmin and Mr. Jiang Yinggang (Executive Directors); Mr. Liu Caiming and Mr. Wang Jun (Non-executive Directors); Mr. Ma Sihang, Frederick and Ms. Chen Lijie (Independent Non-executive Directors).

* For identification purposes only

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Xu Bo, Company Secretary